Exhibit 23.2

Consent of Independent Registered Public Account Firm

We consent to the inclusion in Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-207938) of Monster Digital, Inc. and Subsidiary of our report, which includes an explanatory paragraph related to Monster Digital, Inc.’s ability to continue as a going concern dated August 12, 2015, except for the effects of the matters discussed in the fourth, eighth and ninth paragraphs of Note 10 which are as of September 30, 2015, on our audits of the consolidated financial statements of Monster Digital, Inc. and Subsidiary as of December 31, 2014 and 2013 and for the years then ended. We also consent to the reference to our firm under the caption “Experts”.

/s/ CohnReznick LLP

Roseland, New Jersey

December 11, 2015